Exhibit 99.183

RECEIPT

HIGH TIDE INC.

This is the receipt of the Alberta Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated April 22, 2021 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Quebec, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

April 22, 2021

“Timothy Robson”
Timothy Robson
Manager, Legal, Corporate Finance

SEDAR Project #03202867

SUITE 600, 250 - 5TH STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R4  TEL: 403.297.6454  FAX: 403.297.6156

www.albertasecurities.com